UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MakeMyTrip Limited

File No. 001-34837 - CF# 28565

_____

MakeMyTrip Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 25, 2012.

Based on representations by MakeMyTrip Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.18	through March 4, 2015
Exhibit 4.19	through March 4, 2015
Exhibit 4.20	through March 4, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel